Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Nos. 333-127447 and 333-139737

Prospectus Supplement No. 1 to

Reoffer Prospectus dated December 18, 2007 of

TECHNICAL COMMUNICATIONS CORPORATION

[39,500] shares of Common Stock

This prospectus supplement, dated December 22, 2011 (this “Supplement”), supplements our reoffer prospectus (the “Reoffer Prospectus”) filed with the U.S. Securities Exchange Commission on December 18, 2007 pursuant to a post-effective amendment to our Registration Statements on Form S-8 originally filed with the SEC on August 11, 2005 (333-127447) and December 29, 2006 (333-139737). The Reoffer Prospectus, as originally filed, related to the resale by certain stockholders of Technical Communications Corporation of up to 40,000 shares of our common stock, $.10 par value, who acquired such shares pursuant to the exercise of stock options previously granted under the Technical Communications Corporation 2005 Non-Statutory Stock Option Plan, as amended (the “Plan”). The Reoffer Prospectus also related to options and other awards that may be granted under the Plan subsequent to the date thereof. If and when such awards were made to persons required to utilize the Reoffer Prospectus to reoffer and resell the shares underlying such awards, we undertook to file a prospectus supplement.

This Supplement updates the information contained in the Reoffer Prospectus regarding the shares that may be resold by the Selling Stockholders named therein, who may be deemed “affiliates” of the Company. The [39,500] shares to which this Supplement relates reflects the total number of shares that may be sold under the Reoffer Prospectus after giving effect to transactions since the Reoffer Prospectus was filed.

You should read this Supplement in conjunction with the Reoffer Prospectus. This Supplement is qualified by reference to the Reoffer Prospectus, except to the extent the information contained in this Supplement supersedes the information contained in the Reoffer Prospectus. This Supplement will be delivered with the Reoffer Prospectus.

PROSPECTUS UPDATES

The information set forth under the caption “Selling Stockholders” in the Reoffer Prospectus is amended and restated in its entirety as follows:

SELLING STOCKHOLDERS

This Supplement relates to the reoffer and resale of up to [39,500] shares of our common stock, $.10 par value (the “Shares”) by the selling stockholders, who have acquired or may acquire such Shares pursuant to awards granted under the Plan. The selling stockholders named below (the “Selling Stockholders”), who are officers and directors of the Company and who may be deemed “affiliates” of the Company, may resell all, a portion or none of such Shares from time to time.

The following table sets forth, with respect to each Selling Stockholder, based upon information available to us as of December 16, 2011, (1) the number of shares of common stock beneficially owned as of such date; (2) the number of Shares that may be sold pursuant to the Reoffer Prospectus, as supplemented by this Supplement (i.e., the number of shares underlying all stock options held by such Selling Stockholder under the Plan); and (3) the number and percent of the [1,827,487] outstanding shares of common stock of the Company as of December 16, 2011 owned by the Selling Stockholder after the offering, assuming the sale by such stockholder of all of such stockholder’s Shares.

	September 30,		September 30,	September 30,	September 30,
Name of Beneficial Owner(1)	Total Number of Securities Beneficially Owned(1)		Maximum Number of Shares being Offered for Resale	Number of Shares Held After Offering(1)(2)	Percentage Ownership After Offering(1)(2)
Carl H. Guild, Jr. Chief Executive Officer, President and Chairman of the Board	308,739	(3)	3,500	305,239	16.6%
Michael P. Malone Chief Financial Officer, Treasurer and Assistant Secretary	92,355	(4)	10,000	82,355	4.5%
Mitchell B. Briskin Director	20,777	(5)	10,500	10,277	*
Thomas E. Peoples Director	19,090	(6)	15,500	3,590	*
Total	440,961		39,500	401,461	21.3%
(*)	Represents less then one percent (1.0%).

(1)

Except as may be otherwise noted in the footnotes to this table, each of the persons named in the table owns the shares listed as beneficially owned by such person directly and exercises sole voting and investment power over such shares. With respect to each such person or group, beneficial ownership includes all securities that such person has the right to acquire within 60 days (including pursuant to options, warrants and similar rights). The mailing address of each person shown is c/o Technical Communications Corporation, 100 Domino Drive, Concord, Massachusetts 01742.

(2)

All calculations of after-offering ownership assume the selling stockholder has exercised all options and sold all shares underlying such options. The after-offering percentage of shares owned is based upon [1,827,487] shares of our common stock outstanding on December 16, 2011, plus any shares an individual owner has the right to acquire within 60 days (including pursuant to options, warrants and similar rights).

(3)

Includes an aggregate 10,780 shares issuable upon the exercise of stock options that are fully vested and exercisable; does not include options to purchase an aggregate 15,120 shares that are not yet vested. Includes 297,959 shares held jointly by Mr. Guild and his wife.

(4)

Includes an aggregate 12,100 shares issuable upon the exercise of stock options that are fully vested and exercisable; does not include options to purchase an aggregate 8,401 shares that are not yet vested.

(5)	Includes an aggregate 14,000 shares issuable upon the exercise of stock options, all of which are fully vested and exercisable.

(6)	Includes an aggregate 19,000 shares issuable upon the exercise of stock options, all of which are fully vested and exercisable.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Reoffer Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement is December 22, 2011.